UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q

 / /Form N-SAR

For Period Ended:  March 31, 2005

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              /  /  Transition Report on Form 10-K

              /  /  Transition Report on Form 20-F

              /  /  Transition Report on Form 11-K

              /  /  Transition Report on Form 10-Q

              /  /  Transition Report on Form N-SAR

For the Transition Period Ended:

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1  -- REGISTRANT INFORMATION

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Full Name of Registrant:

OPTA CORPORATION

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Former Name if Applicable:

LOTUS PACIFIC, INC.

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Address of Principal Executive Office (Street and Number):

1350 Bayshore Highway, Suite 740

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City, State and Zip Code:

Burlingame, CA 94010

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PART II  -- RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule  12b-25(b), the following should be completed.  (Check box if appropriate)     /X/

(a)

The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion hereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Opta Corporation ("Registrant" or the “Company”) is unable to complete and file its Form 10-Q for the period ended March 31, 2005 within the prescribed time period without unreasonable effort and expense.

As previously reported, on June 29, 2001, a majority of our stockholders, led by TCL Industries Holdings (H.K.) Limited, were successful in a solicitation to gain control of the Company and replace prior management.  Following the termination of our relationship with prior independent accountants, new management concluded that a reaudit of the financial statements for fiscal 2001, 2000 and 1999 was required.  Effective July 24, 2002, we engaged our new independent accountants to reaudit and restate these prior periods.  The Company completed such restatements in its Annual Report on Form 10-K for fiscal 2002 filed with the SEC on April 16, 2004.  The late filing of our Annual Report on Form 10-K for fiscal 2002 caused our Annual Reports on Form 10-K for fiscal 2003 and 2004, which were filed August 24, 2004 and February 18, 2005, respectively, and our Quarterly Report on Form 10-Q for the period ended September 30, 2004, to also be late.

Since completing the restatements, the Company has devoted significant resources and has been working diligently to become current in its SEC filings.  The Company intends to file its Quarterly Reports on Form 10-Q for the periods ended December 31, 2004 and March 31, 2005 within five calendar days following the prescribed due date for the Form 10-Q for the period ended March 31, 2005.

Forward Looking Statements.  The statements in this notification concerning current management's expectations are "forward looking statements" within the meaning of Section 27A of the Securities and Exchange Act of 1993, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties.  Any statements contained herein (including, without limitation, statements to the effect that the Registrant or management “estimates,” “expects,” “intends,” “continues,” “may,” or “will” or statements concerning “potential” or variations thereof or comparable terminology or the negative thereof), that are not statements of historical fact should be construed as forward looking statements.  These forward-looking statements are based on our management's current views and assumptions.

Part IV -- Other Information

(1)

Name and telephone number of person to contact in regard to this notification

     Sean Wang, Chief Operating Officer        (650) 579-3610

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         (Name)                       (Area  Code) (Telephone  Number)

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(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                  / / Yes     /x/ No

Registrant has not filed its Form 10-Q for the period ended December 31, 2004 but plans to do so concurrently with the filing of its Form 10-Q for the period ended March 31, 2005.

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(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 / / Yes     /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Opta Corporation

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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2005

By:

/s/ Sean Wang

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Sean Wang, Chief Operating Officer